Primary Business Name: GOLDMAN SACHS & CO. LLC   **BD Number: 361**

BD - AMENDMENT

07/14/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
○ Yes ◉ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BROADBERY, MICHAEL MARY	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	6947899
CHANDANI, SORUBH	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	07/2021	NA	N	N	5201027
DOYLE, BRIAN RICHARD	I	MANAGING DIRECTOR, CFO	11/2019	NA	N	N	6003685
HEMPSELL, RICHARD IAN	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	07/2021	NA	N	N	6001487
MATTHIAS, THOMAS FAIRBANKS	I	CHIEF COMPLIANCE OFFICER - INVESTMENT ADVISERS ACT	09/2017	NA	N	N	2872690
OCONNELL, JOHN MAURICE	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	1335506
RUEMMLER, KATHRYN HELEN	I	MANAGING DIRECTOR, CLO	03/2021	NA	N	N	7250761
SCHERR, STEPHEN MARK	I	MANAGING DIRECTOR, MANAGER	05/2019	NA	Y	N	2388851
SOLOMON, DAVID MICHAEL	I	MANAGING DIRECTOR, MANAGER	04/2017	NA	Y	N	1616414
STEIN, LAURENCE	I	MANAGING DIRECTOR, MANAGER	01/2018	NA	Y	N	5300390
THE GOLDMAN SACHS GROUP, INC.	DE	CLASS A MEMBER	04/2017	E	Y	Y	13-4019460
WALDRON, JOHN EDWARD	I	MANAGING DIRECTOR, CEO, MANAGER	12/2018	NA	Y	N	2569337
WONDRACK, JON JOSEPH	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	07/2021	NA	N	N	6001847

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